

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

G. Reed Petersen
President
Entertainment Holdings, Inc.
3625 Cove Point Dr.
Salt Lake City, Utah 84109

> **Re: Entertainment Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12g**
> **Filed September 3, 2021**
> **File No. 000-56317**

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amended Registration Statement on Form 10-12g filed September 3, 2021

Item 5. Directors and Executive Officers, page 22

1.  We partially reissue comment 2. Please describe the business experience during the past five years of Mr. G. Reed Petersen, as required by Item 401(e) of Regulation S-K, including prior and current involvement with blank check companies. For example, we note Mr. Peterson is involved with Victoria Lake, Inc. Please disclose his prior performance history with such companies, including:
    - The company's name;
    - His relationship with the company;
    - Whether the company has engaged in a business combination;
    - Whether the company registered any offerings under the Securities Act; and
    - Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, <u>the nature and dollar</u>

<u>amount of any consideration received, the amount of any retained equity interest</u>, and the identity of any successor entity.

Please also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Petersen should serve as a director as required by Item 401(e). Please clearly identify Mr. Petersen as a promoter. See Item 401(g).

2.      We reissue comment 3. We note the amended disclosure of possible conflicts of interest with Myson Inc. on page 8 and on page 22. Please provide disclosure of the specific conflicts of interest, specifically identifying the nature of the conflict between this business and any specifically identified other businesses.

<u>Item 10. Recent Sales of Unregistered Securities, page 24</u>

3.      We reissue Comment 4. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote one to the financial statements. In addition, we note that Mr. Petersen became the sole officer and director in June 2021, at the same time as the reorganizational activities referenced above. Please provide clear disclosure of the transaction(s) through which Mr. Petersen obtained shares in the company. It appears that the reorganization and the resulting change in the nature of the shareholders' investment may constitute a "sale" under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available at https://www.sec.gov/corpfin/securities-act-sections. Please provide your analysis with specific facts regarding the reorganization and the number and type of Entertainment Holdings, Inc.'s shareholders. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

G. Reed Petersen
Entertainment Holdings, Inc.
September 17, 2021
Page 3

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc:  Jacob Heskett